Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Trip.com Group Limited

攜程集團有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9961)

RESULTS OF 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

We wish to announce that all the proposed resolutions as set out in our notice of the 2021 Annual General Meeting of Shareholders dated November 15, 2021 were duly passed at our 2021 Annual General Meeting of Shareholders held on December 21, 2021.

Attached hereto as Schedule 1 is the full text of the press release issued by the Company on December 21, 2021 announcing the results of the 2021 Annual General Meeting of Shareholders held on December 21, 2021.

By Order of the Board Trip.com Group Limited James Jianzhang Liang Executive Chairman of the Board

Hong Kong, December 21, 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. James Jianzhang Liang, Mr. Min Fan, Ms. Jane Jie Sun, Mr. Robin Yanhong Li and Mr. Dou Shen as directors, and Mr. Neil Nanpeng Shen, Mr. Qi Ji, Mr. Gabriel Li and Mr. JP Gan as independent directors.

Schedule 1

Trip.com Group Announces Results of Annual General Meeting

SHANGHAI, December 21, 2021 — Trip.com    Group    Limited    (Nasdaq:    TCOM;    HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours and corporate travel management, today announced that each of the following proposed resolutions submitted for shareholder approval has been duly adopted at its annual general meeting of shareholders held in Shanghai today:

1.	as a special resolution, THAT the Chinese name “攜程集團有限公司” be adopted as the dual foreign name of the Company; and

2.

as a special resolution, THAT the Company’s Second Amended and Restated Memorandum of Association and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum of Association and Articles of Association.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading one-stop travel platform globally, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel and get inspired, to make informed and cost-effective travel bookings, and to enjoy hassle-free, on-the-go support and share travel experience. Founded in 1999 and listed on Nasdaq in 2003, the Company operates under a portfolio of brands, including Ctrip, Qunar, Trip.com and Skyscanner.

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: (+86) 21 3406 4880 X 12229

Email: iremail@trip.com

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